October 8, 2004

Mail Stop 0409

Michael F. Foust
Chief Executive Officer
Digital Realty Trust, Inc.
2730  Sand Hill Road, Suite 280
Menlo Park, California  94025

Re:	Digital Realty Trust, Inc.
Amendment No. 1 to Registration Statement on Form S-11 Filed
September 17, 2004
Registration No. 333-117865

Dear Mr. Foust:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 3. Please supplementally confirm that the Primetrica and CBRE publication are non-subscription publications or subscription publications of general circulation.

2. We note your response to our prior comment 4. Please provide supplemental support for the following statements:
* p. 74 "Since inception, our predecessor has made selective acquisitions..."
* p. 75 "In our target metropolitan markets, we believe that there are typically only a few buildings..."
* p. 75 "We have historically had success in re-tenanting vacant telecommunications space..."
* p. 77 "We have historically had success in re-tenanting vacant manufacturing space..."
Prospectus Summary, page 1

Summary Risk Factors, page 4

3. We note your new disclosure regarding restrictions in your existing debt agreements and the potential sources of funds for your initial distributions. Please clarify how your existing debt agreements limit your flexibility in making your estimated distributions and whether the "borrowings" currently referenced refer to borrowings under existing agreements or new agreements. Please make conforming changes to page 35.

Benefits to Contributors and Related Parties, page 11

4. We note your response to our prior comment 19. Please limit this section to a summary of the most significant benefits to related parties. For example, the benefits to contributors that are not related parties may be more appropriate for the body of the prospectus. In addition, the disclosure relating to the interests of CB Richard Ellis Investors and Messrs. Magnuson, Foust and Peterson in GI Manager may also be more appropriate for the body of the prospectus.

5. Please provide additional disclosure in the summary or in the body of the prospectus on the distributions permitted to be made by the property owning entities to be acquired in the formation transactions to GI Partners. In particular, please describe the nature of these distributions and disclose whether you assumed such distributions were made when valuing the property entities.

This Offering, page 15

6. Please add the dollar amounts of the existing indebtedness and the GI Partners loan to be repaid with the proceeds of the offering.

Risk Factors, page 17

We may be unable to source off-market deal flow in the future, page
24

7. Please revise the risk factor to discuss that both CalPers and CBRE assist in sourcing off-market deals, that each will reduce their investment in the company in connection with this offering and that each may dispose of its remaining interest in the future.

Affiliates of our underwriters will receive benefits in connection with this offering and the formation transactions, page 34

8. We note your response to our prior comment 36. Please provide detail on why conflicts of interest for the underwriters pose a risk for investors.

Dilution, page 46

9. In the table on page 47, please disclose in a footnote the calculation of the cash net tangible book value of contributions for the units issued in connection with the formation transactions.

Industry Background/ Market Opportunity, page 74

10. We note your response to our prior comment 52. Please supplementally explain the rationale for including in your tenant lists those tenants that are not among your top 20. Are these tenants notable in that they are the largest tenants for a particular business sector or geographic area?

Certain Relationships and Related Transactions, page 128

	200 Paul Avenue and 1100 Space Park Drive Property Management
Agreement, page 131

11. Please disclose why the company has entered into a third party property management agreement for these properties.

Non-Competition Agreement with Global Innovation Partners, LLC, page
133

12. Please disclose that the agreement permits GI Partners to manage non-owned properties and that, in the event GI Partners acquires a competing property in violation of the agreement, the sole remedy of the company is to purchase the property from GI Partners at cost within 90 days.

Financial Statements

General

13. We have read and considered your response to comment 76. Please suppplementally confirm that, as we assume, if the acquired property is encumbered with mortgage debt which will continue after the acquisition you included that debt as part of the acquisition cost when determining significance.

14. We were unable to determine whether you complied with Rule 3-14 of Regulation S-X with respect to individually insignificant acquisitions (both completed and probable acquisitions) during the interim period. You indicate six properties in this category but only indicate five acquisition prices. Also, it is unclear how you determined the aggregate acquisition cost of the properties for which financial statements are included. Please revise your response as appropriate to address our comment clearly and completely.

Note 3 Investments in Real Estate, page F-33

15. We have read and considered your response to comment 86, but remain of the view that the requested disclosure should be included. Please revise note 3 as appropriate.

Exhibits

	Legal Opinion

16. If the charter is filed with and accepted by the SDAT prior to effectiveness, then assumption number 6 is not appropriate. Please revise accordingly.

*  *  *  *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Jorge Bonilla at (202) 942-1993 or Robert Littlepage, Assistant Chief Accountant, at (202) 942-1947 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Attorney-Advisor, at
(202) 824-5445, or me at (202) 942-1766 with any other questions.



Sincerely,



Elaine Wolff
Special Counsel



cc:	Martha B. Jordan (via facsimile)
	Julian T.H. Kleindorfer
	Keith Benson
Latham & Watkins LLP



Digital Realty Trust, Inc.
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